For the period ended (a) September 30, 1998
File number (c) 811-4710

                        SUB-ITEM 77J

            Restatement of Capital Share Account

      The  Asia  Pacific Fund, Inc.  accounts  for  and
reports  distributions  to shareholders  in  accordance
with   the  American  Institute  of  Certified   Public
Accountants' Statement of Position 93-2: Determination,
Disclosure,  and  Financial Statement  Presentation  of
Income,   Capital   Gain,   and   Return   of   Capital
Distributions by Investment Companies.  The  effect  of
applying  this  statement was to decrease undistributed
net  investment  income  and increase  accumulated  net
realized  losses  on investments and  foreign  currency
transactions  by  $279,595  for  differences   in   the
treatment   for  book  and  tax  purposes  of   certain
transactions involving foreign securities, currencies and withholding taxes. Net investment income, net realized gains and net assets were not affected by this change.